

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2020

Michael W. Altschaefl
Chief Executive Officer
Orion Energy Systems, Inc.
2210 Woodland Drive
Manitowoc, Wisconsin 54220

   Re: Orion Energy Systems, Inc,
    Registration Statement on Form S-3
    Filed March 2, 2020
    File No. 333-236837

Dear Mr. Altschaefl:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Steven R. Barth, Esq.